Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2025

NEWS RELEASE

Business Highlights

•	First quarter of 2025 sales decreased 13% Q/Q and decreased 12% Y/Y

•	SSD controller sales: 1Q of 2025 decreased 10% to 15% Q/Q and decreased 20% to 25% Y/Y

•	eMMC+UFS controller sales: 1Q of 2025 decreased 15% to 20% Q/Q and decreased 0% to 5% Y/Y

•	SSD solutions sales: 1Q of 2025 decreased 20% to 25% Q/Q and decreased 35% to 40% Y/Y

•	Announced new $50 million share repurchase program

Financial Highlights

	1Q 2025 GAAP	1Q 2025 Non-GAAP*
• Net sales	$166.5 million (-13% Q/Q, -12% Y/Y)	$166.5 million (-13% Q/Q, -12% Y/Y)
• Gross margin	47.1%	47.1%
• Operating margin	5.9%	8.9%
• Earnings per diluted ADS	$0.58	$0.60

*	Please see supplemental reconciliations of U.S. Generally Accepted Accounting Principles (“GAAP”) to all non-GAAP financial measures mentioned herein towards the end of this news release.

TAIPEI, Taiwan and MILPITAS, Calif., April 30, 2025 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company” or “we”) today announced its financial results for the quarter ended March 31, 2025. For the first quarter of 2025, net sales (GAAP) decreased sequentially to $166.5 million from $191.2 million in the fourth quarter of 2024. Net income (GAAP) decreased to $19.5 million, or $0.58 per diluted American depositary share (“ADS”) (GAAP), from net income (GAAP) of $21.6 million, or $0.64 per diluted ADS (GAAP), in the fourth quarter of 2024.

For the first quarter of 2025, net income (non-GAAP) decreased to $20.3 million, or $0.60 per diluted ADS (non-GAAP), from net income (non-GAAP) of $29.4 million, or $0.87 per diluted ADS (non-GAAP), in the fourth quarter of 2024.

All financial numbers are in U.S. dollars unless otherwise noted.

First Quarter of 2025 Review

“Despite the challenging macro environment in the first quarter of 2025, we executed our plan and delivered quarterly revenue at the high end of our guided range and delivered another quarter of gross margin expansion,” stated Wallace Kou, President and CEO of Silicon Motion. “Our industry leading PCIe Gen 5 controller experienced stronger than expected demand during the quarter, partially driven by growing AI inference demands from white box server makers leveraging more mainstream hardware components. Our eMMC and UFS controllers also experienced better than expected demand given a rebound in the smartphone market and our ongoing market share gains. While the near-term remains challenging given the broader economic challenges associated with tariffs and potential trade wars, we remain focused on delivering strong, sustainable long-term growth through product diversification; expanding into new markets; and growing market share across our portfolio of consumer, enterprise, automotive, industrial and storage solutions.”

Key Financial Results

($ in millions, except per ADS amounts)	GAAP			Non-GAAP
	1Q 2025	4Q 2024	1Q 2024	1Q 2025	4Q 2024	1Q 2024
Revenue	$166.5	$191.2	$189.3	$166.5	$191.2	$189.3
Gross profit Percent of revenue	$78.4 47.1%	$87.6 45.8%	$85.1 45.0%	$78.4 47.1%	$87.9 46.0%	$85.2 45.0%
Operating expenses	$68.6	$69.9	$67.2	$63.6	$58.3	$62.5
Operating profit Percent of revenue	$9.8 5.9%	$17.7 9.3%	$18.0 9.5%	$14.9 8.9%	$29.6 15.5%	$22.6 12.0%
Earnings per diluted ADS	$0.58	$0.64	$0.48	$0.60	$0.87	$0.64

Other Financial Information

($ in millions)	1Q 2025	4Q 2024	1Q 2024
Cash, cash equivalents, and restricted cash—end of period	$331.7	$334.3	$349.3
Routine capital expenditures	$7.0	$7.3	$5.0
Dividend payments	$17.0	$16.8	$16.8
Share repurchases	$24.3	—	—

During the first quarter of 2025, we had $11.7 million of capital expenditures, including $7.0 million for the routine purchases of testing equipment, software, design tools and other items, and $4.7 million for building construction in Hsinchu, Taiwan.

Returning Value to Shareholders

On February 6, 2025, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $50 million of our ADSs over a six-month period. In the first quarter of 2025, we repurchased $24.3 million of our ADSs at an average price of $56.96 per ADS.

Business Outlook

“We are rapidly expanding our market opportunities as we invest in new products and enter new markets, which we anticipate will drive improved revenue and profitability for many years to come. In 2025, we expect to benefit from the introduction of several new products, including our 8-channel PCIE Gen 5 controller, our 4-channel PCIe Gen 5 controller targeting the mass market that will be introduced in late 2025, our higher-end UFS 4.1 and new low-cost UFS 2.2 controllers that will ramp in the second half of 2025. We introduced our first MonTitan enterprise/AI-class products at the end of 2024, and we expect these to ramp-up production with our first customers in the second half of 2025. Additionally, we continue to expand our automotive product portfolio and our market share across multiple applications. While the near-term environment remains challenging given the macro environment, including the potential impact of tariffs and potential trade wars, we continue to believe we will see a strong rebound in the consumer markets in the second half of 2025, enhanced by our new product introductions, and we continue to target a revenue run rate of $1 billion as we exit the year.”

For the second quarter of 2025, management expects:

($ in millions, except percentages)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$175 to $183 +5% to 10% Q/Q	—	$175 to $183 +5% to 10% Q/Q
Gross margin	47.0% to 48.0%	Approximately $0.1*	47.0% to 48.0%
Operating margin	6.6% to 9.2%	Approximately $3.1 to $4.1**	8.9% to 10.9%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $3.1million to $4.1 million of stock-based compensation and dispute related expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 30, 2025.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI5c69a4c2d96041b59a2bf8a51cec1881

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), gross margin (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), operating margin (non-GAAP), non-operating income (expense) (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly-titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

Dispute related expenses consist of legal, consultant, other fees and resolution related to the dispute.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items, which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Realized/Unrealized loss (gain) on investments relates to the disposal and net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2024	2024	2025
	($)	($)	($)
Net Sales	189,311	191,160	166,492
Cost of sales	104,191	103,560	88,125

Gross profit	85,120	87,600	78,367
Operating expenses
Research & development	54,392	54,156	55,026
Sales & marketing	6,304	7,360	7,115
General & administrative	6,474	8,350	6,460

Operating income	17,950	17,734	9,766
Non-operating income (expense)
Interest income, net	3,066	3,768	2,929
Foreign exchange gain, net	588	1,046	373
Realized/Unrealized gain(loss) on investments	(1,608)	956	3,296

Subtotal	2,046	5,770	6,598

Income before income tax	19,996	23,504	16,364
Income tax expense (benefit)	3,980	1,935	(3,099)

Net income	16,016	21,569	19,463

Earnings per basic ADS	0.48	0.64	0.58
Earnings per diluted ADS	0.48	0.64	0.58
Margin Analysis:
Gross margin	45.0%	45.8%	47.1%
Operating margin	9.5%	9.3%	5.9%
Net margin	8.5%	11.3%	11.7%

Additional Data:
Weighted avg. ADS equivalents	33,508	33,690	33,634
Diluted ADS equivalents	33,701	33,814	33,827

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2024	2024	2025
	($)	($)	($)
Gross profit (GAAP)	85,120	87,600	78,367
Gross margin (GAAP)	45.0%	45.8%	47.1%
Stock-based compensation (A)	72	162	73
Restructuring charges	—	164	—
Gross profit (non-GAAP)	85,192	87,926	78,440
Gross margin (non-GAAP)	45.0%	46.0%	47.1%
Operating expenses (GAAP)	67,170	69,866	68,601
Stock-based compensation (A)	(3,093)	(9,585)	(4,738)
Dispute related expenses	(1,532)	(1,999)	(277)
Operating expenses (non-GAAP)	62,545	58,282	63,586
Operating profit (GAAP)	17,950	17,734	9,766
Operating margin (GAAP)	9.5%	9.3%	5.9%
Total adjustments to operating profit	4,697	11,910	5,088
Operating profit (non-GAAP)	22,647	29,644	14,854
Operating margin (non-GAAP)	12.0%	15.5%	8.9%
Non-operating income (expense) (GAAP)	2,046	5,770	6,598
Foreign exchange loss (gain), net	(588)	(1,046)	(373)
Realized/Unrealized loss (gain) on investments	1,608	(956)	(3,296)
Non-operating income (expense) (non-GAAP)	3,066	3,768	2,929
Net income (GAAP)	16,016	21,569	19,463
Total pre-tax impact of non-GAAP adjustments	5,717	9,908	1,419
Income tax impact of non-GAAP adjustments	(147)	(2,049)	(610)
Net income (non-GAAP)	21,586	29,428	20,272
Earnings per diluted ADS (GAAP)	$0.48	$0.64	$0.58
Earnings per diluted ADS (non-GAAP)	$0.64	$0.87	$0.60
Shares used in computing earnings per diluted ADS (GAAP)	33,701	33,814	33,827
Non-GAAP adjustments	26	181	20
Shares used in computing earnings per diluted ADS (non-GAAP)	33,727	33,995	33,847
(A) Excludes stock-based compensation as follows:
Cost of sales	72	162	73
Research & development	2,143	6,670	3,003
Sales & marketing	347	978	862
General & administrative	603	1,937	873

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31,	Dec. 31,	Mar. 31,
	2024	2024	2025
	($)	($)	($)
Cash and cash equivalents	294,814	276,068	275,140
Accounts receivable (net)	186,154	233,744	206,693
Inventories	253,316	199,229	180,903
Refundable deposits – current	49,610	54,645	53,015
Prepaid expenses and other current assets	17,944	31,187	32,102

Total current assets	801,838	794,873	747,853
Long-term investments	15,489	17,326	20,636
Property and equipment (net)	174,420	188,398	193,603
Other assets	32,529	30,739	29,310

Total assets	1,024,276	1,031,336	991,402

Accounts payable	64,810	17,773	23,048
Income tax payable	10,702	13,107	14,782
Accrued expenses and other current liabilities	135,425	168,624	130,277

Total current liabilities	210,937	199,504	168,107
Other liabilities	59,883	59,548	50,968

Total liabilities	270,820	259,052	219,075
Shareholders’ equity	753,456	772,284	772,327

Total liabilities & shareholders’ equity	1,024,276	1,031,336	991,402

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2024	2024	2025
	($)	($)	($)
Net income	16,016	21,569	19,463
Depreciation & amortization	5,608	7,256	7,225
Stock-based compensation	3,165	9,747	4,811
Investment losses (gain) & disposals	1,608	(956)	(3,309)
Changes in operating assets and liabilities	(18,586)	(43,774)	22,082

Net cash provided by (used in) operating activities	7,811	(6,158)	50,272

Purchase of property & equipment	(10,749)	(10,836)	(11,661)
Proceeds from disposal of properties	—	3	13
Purchase of long-term investments	—	(4,173)	—
Disposal of long-term investments	—	4,432	—

Net cash provided by (used in) investing activities	(10,749)	(10,574)	(11,648)

Dividend payments	(16,808)	(16,814)	(16,956)
Share repurchases	—	—	(24,291)

Net cash used in financing activities	(16,808)	(16,814)	(41,247)

Net increase (decrease) in cash, cash equivalents & restricted cash	(19,746)	(33,546)	(2,623)
Effect of foreign exchange changes	35	(717)	37
Cash, cash equivalents & restricted cash—beginning of period	368,990	368,596	334,333

Cash, cash equivalents & restricted cash—end of period	349,279	334,333	331,747

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China, including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Silicon Motion Investor Contacts:
Tom Sepenzis	Selina Hsieh
Senior Director of IR & Strategy tsepenzis@siliconmotion.com	Investor Relations ir@siliconmotion.com